Exhibit 99.1

Theratechnologies Reports Strong Financial Results and Announces Positive Net

Income for Third Quarter 2024

•	Q3 revenue of $22.6 million represents +8% growth year-over-year

•	Positive net income of $3.1 million or 6 cents per share, and Adjusted EBITDA[1] of $7.2 million

•	Fiscal 2024 guidance revised to between $83 and $85 million in revenue and Adjusted EBITDA guidance increased to a range of $17 to $19 million

Montreal, Canada – October 10, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the third quarter of fiscal year 2024 ended August 31, 2024 (Q3 2024). All figures are in US dollars unless otherwise stated.

Revenue for the three- and nine-month periods ended August 31, 2024

(in thousands of dollars)

	Three months ended August 31		% change	Nine months ended August 31		% change
	2024	2023		2024	2023
EGRIFTA SV® net sales	16,687	13,183	26.6%	42,473	36,747	15.6%
Trogarzo® net sales	5,913	7,672	(22.9%)	18,391	21,565	(14.7%)
Revenue	22,600	20,855	8.4%	60,864	58,312	4.4%

“I am pleased to wrap up this third quarter with a strong Adjusted EBITDA of $7.2 million and a net profit of $3.1 million,” said Paul Lévesque, President and Chief Executive Officer at Theratechnologies. “Quarter after quarter, we have continued to demonstrate strength on the bottom line and as such are increasing Adjusted EBITDA guidance to $17 to $19 million dollars. EGRIFTA SV® remains our engine of growth, recording its best performance in recent history by capturing new patients and prescribers at an unprecedented level over the past nine months. Considering current trends for Trogarzo®, and as a result of the potential constrained supply of EGRIFTA SV® anticipated in late November, we are changing topline guidance to between $83 and $85 million. We believe that in the first part of 2025 we will fully make up for sales not recorded in the fourth quarter of 2024 and remain confident that any impact on patients will be avoided.

1 This is a non-IFRS measure that is forward looking. The amount indicated diverges significantly from amounts achieved historically. See “Non-IFRS and Non-US GAAP Measure” below for such historical amounts and a reconciliation thereof to the most directly comparable IFRS measure.

“We have doubled down on our efforts to enter into partnerships and to find innovative products to market, making significant progress in both in the U.S. and in Canada. Our North American focused strategy is clear, and we are well-positioned to achieve our long-term objective of delivering sustained top-line and bottom-line growth. In terms of our pipeline, we remain committed to bringing the F8 formulation to market and have now addressed all questions from the FDA on the sBLA related to immunogenicity and microbiology. We expect to have the file completed shortly with a plan to submit it to the FDA by the end of November. In oncology, we continue to be focused on generating results from Part 3 of our Phase 1 clinical trial of sudocetaxel zendusortide in advanced ovarian cancer and have had no reports of DLTs, including neuropathy and eye toxicities. One final patient remains in the trial and we plan to share results once their treatment is completed and all data can be analyzed.”

Recent Events:

Company Announced a Risk of a Temporary Supply Disruption for EGRIFTA SV® in Early 2025

On September 17, 2024, the Company announced a risk of a temporary supply disruption for EGRIFTA SV® in early 2025 caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility following an inspection by the FDA, as well as the FDA review timeline to resume distribution of the product. The Company has since implemented measures to carefully manage the inventory levels of EGRIFTA SV® to meet patient demand until mid-January 2025 and these measures will result in a revenue shortfall for EGRIFTA SV® in fiscal year 2024. See “Revised Fiscal 2024 Revenue and Adjusted EBITDA Guidance” below. The manufacturer is finalizing its remediation measures and has confirmed to the Company that it plans to resume activities by mid-October. Based on these timelines, a batch of EGRIFTA SV® is currently scheduled to be manufactured in the week of October 21, 2024.

Revised Fiscal 2024 Revenue and Increased Adjusted EBITDA Guidance

Theratechnologies anticipated Fiscal 2024 revenue guidance range is revised to between $83 and $85 million from $87 to $90 million. The Company hereby also increases Adjusted EBITDA guidance, a non-IFRS measure, to be between $17 and $19 million from $13 to $15 million for Fiscal 2024. This increase is supported by the Company’s continued focus on controlling expenses, as evidenced by the strong performance of the first three quarters of 2024. The revised revenue guidance takes into consideration the revenue shortfall due to the potential supply constraint of EGRIFTA SV® in late November and the year-to-date trend of Trogarzo® sales.

Third Quarter Fiscal 2024 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”) and interim consolidated financial statements (“Interim Financial Statements”) for the three- and nine-month periods ended August 31, 2024 (“Third Quarter Fiscal 2024”) which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Interim Financial Statements can be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all capitalized terms used have the meaning ascribed thereto in the Company’s MD&A.

Revenue

For the three- and nine-month periods ended August 31, 2024, consolidated revenue was $22,600,000 and $60,864,000, compared to $20,855,000 and $58,312,000 for the same periods ended August 31, 2023, representing a year-over-year increase of 8.4% for the third quarter and an increase of 4.2% for the first nine months of the fiscal year.

For the third quarter of Fiscal 2024, net sales of EGRIFTA SV® were $16,687,000 compared to $13,183,000 in the third quarter of fiscal 2023, representing an increase of 26.6% year-over-year. Stronger sales of EGRIFTA SV® in the third quarter of 2024 compared to the same period last year were mostly the result of strong unit demand for the product, combined with a higher net selling price than last year. Net sales for the nine-month period ended August 31, 2024 amounted to $42,473,000 compared to $36,747,000 in the same period in 2023, representing growth of 15.6%.

Trogarzo® net sales in the third quarter of Fiscal 2024 amounted to $5,913,000 compared to $7,672,000 for the same quarter of 2023, representing a decrease of 22.9% year-over-year. Lower sales of Trogarzo® were mostly the result of lower unit sales due to competitive pressures in the multidrug-resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment.

For the nine-month period ended August 31, 2024, Trogarzo® net sales were $18,391,000 compared to $21,565,000 in the same period in 2023.

Cost of Sales

For the three- and nine-month periods ended August 31, 2024, cost of sales was $4,521,000 and $14,352,000 compared to $4,967,000 and $14,569,000 for the same periods in fiscal 2023.

Cost of Sales

	Three months ended August 31				Nine months ended August 31
	2024		2023		2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	1,465	8.8%	1,059	8.0%	4,901	11.5%	3,285	8.9%
Trogarzo®	3,056	51.7%	3,908	50.9%	9,451	51.4%	11,284	52.3%
Total	4,521	20.0%	4,967	23.8%	14,352	23.6%	14,569	25.0%

For the nine-month period ended August 31, 2024, EGRIFTA SV® cost of sales was negatively affected by a $1,088,000 inventory provision ($170,000 in the comparable period of 2023) related to the manufacturing of a batch of F8 Formulation of tesamorelin, as the F8 Formulation has not yet been approved by the FDA for commercialization. No such provision was taken in the three-month period ended August 31, 2024. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three- and nine-month periods ended August 31, 2024, amounted to $2,612,000 and $11,089,000 compared to $5,396,000 and $25,141,000 in the comparable periods of Fiscal 2023. R&D expenses in the nine-month period ended August 31, 2024 include the accelerated depreciation ($766,000) in the second quarter of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities. R&D expenses in the three- and nine-month periods ended August 31, 2024 were also reduced by the recognition of Canadian federal non-refundable tax credits ($650,000).

R&D expenses

(in thousands of dollars)

	Three months ended August 31			Nine months ended August 31

	2024	2023	% change	2024	2023	% change

Oncology

Laboratory research and personnel	78	436	-82%	1,444*	1,424	1%

Pharmaceutical product development	60	67	-10%	217	4,410	-95%

Phase 1 clinical trial	493	204	142%	1,470	1,806	-19%

Medical projects and education	187	785	-76%	691	3,167	-78%

Salaries, benefits and expenses	1,201	2,142	-44%	3,815	7,263	-47%

Regulatory activities	367	366	-	1,174	1,164	-

Trogarzo® IM formulation	-	115	-100%	26	965	-97%

Tesamorelin formulation development	350	80	337%	1,402	1,201	17%

F8 human factor studies	5	534	-99%	12	1,147	-99%

Pen injector	-	-	-	-	234	-100%

European activities	53	117	-55%	105	456	-77%

Travel, consultants, patents, options, others	329	350	-6%	973	1,824	-47%

Restructuring costs	185	509	-64%	521	509	2%

Tax credits	(696)	(309)	125%	(761)	(429)	77%

Total	2,612	5,396	-52%	11,089	25,141	-56%

*Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before the Company is able to use it in its clinical program. Theratechnologies recorded no such provision in the nine-month period ended August 31, 2024.

Selling Expenses

Selling expenses decreased to $6,307,000 and $18,375,000 for the three- and nine-month periods ended August 31, 2024, compared to $6,728,000 and $20,021,000 for the same periods last year. The decrease in selling expenses in the three- and nine-month periods ended August 31, 2024, is due in large part to tighter expense control in commercialization activities. Spending in the third quarter of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, the Company recorded amortization expense of $360,000 and $1,080,000 for the three- and nine-month periods ended August 31, 2024 compared to $675,000 and $2,153,000 in the same periods of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the three- and nine-month periods ended August 31, 2024, amounted to $2,947,000 and $9,793,000 compared to $3,710,000 and $11,878,000 reported in the comparable periods of Fiscal 2023. The decrease in General and Administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023.

Adjusted EBITDA

Adjusted EBITDA was $7,239,000 for the third quarter of fiscal 2024 and $12,451,000 for the nine-month period ended August 31, 2024, compared to $2,160,000 and $(7,872,000) for the same periods of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” below and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and nine-month periods ended August 31, 2024, were $2,366,000 and $6,674,000 compared to $674,000 and $7,557,000 for the comparable periods of Fiscal 2023. Net finance costs in the third quarter of Fiscal 2024 included interest of $2,295,000, versus $2,244,000 in the third quarter of Fiscal 2023. Net finance costs in the nine-month period ended August 31, 2024 included interest of $6,882,000 versus $5,902,000 in the nine-month period of Fiscal 2023. During the nine-month period ended on August 31, 2023, net finance costs were also impacted by the loss on Loan Facility modification of $2,650,000 related to the issuance of common share purchase warrants (the “Marathon Warrants”) issued in connection with the amendments to the credit agreement entered into with affiliates of Marathon Asset Management (the “Credit Agreement”).

Net finance costs for the three- and nine-month periods ended August 31, 2024, also included accretion expense of $366,000 and $1,122,000, compared to $500,000 and $1,642,000 for the comparable periods in 2023.

Income Taxes

During the three- and nine-month periods ended August 31, 2024, income tax expenses amounted to $756,000 and $984,000, versus $126,000 and $348,000 in the same period last year. The increase in the third quarter of 2024 over previous quarters is related to the higher net income generated by our operations. The Company recorded Canadian federal non-refundable tax credits in the three-month period ended August 31, 2024 ($650,000) against research and development expenses, which largely offsets the higher income tax expense.

Net Income (Loss)

As a result of stronger revenues and the tight management of expenses over the past year, net income for the third quarter ended August 31, 2024, amounted to $3,091,000 compared to a net loss of $746,000 in 2023. For the nine-month periods ended August 31, 2024 and 2023 the Company recorded net losses of $403,000 and $21,202,000, respectively.

Financial Position, Liquidity and Capital Resources

Liquidity and Going Concern

As part of the preparation of the Interim Consolidated Financial Statements, management is responsible for identifying events or conditions that indicate a material uncertainty exists that casts substantial doubt on the Company’s ability to continue to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2024. If the Company concludes that events or conditions indicate material uncertainty exists on its ability to continue as a going concern, it must assess whether management’s plans developed to mitigate these events or conditions address the material uncertainty.

For the nine-month period ended August 31, 2024, the Company generated a net loss of $403,000 (2023-net loss of $21,202,000) and had cash flows from operating activities of $2,606,000 (2023- negative $1,572,000). As at August 31, 2024, cash amounted to $34,690,000 and bonds and money market funds amounted to $4,169,000.

The Company’s Marathon Credit Agreement (as defined in Note 7 of the Interim Financial Statements) contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 7 of the Interim Financial Statements). As at August 31, 2024, the material covenants of the Marathon Credit Agreement include: (i) minimum liquidity of $17,500,000; and (ii) minimum Marathon Adjusted EBITDA targets over the most recently ended four fiscal quarters. A breach of a covenant provides the lender with the ability to demand immediate repayment of the Loan Facility (as defined in Note 7 of the Interim Financial Statements) and makes available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Although the lender has previously waived or amended the agreement for breaches of covenants, there is no assurance that the lender will agree to waive or amend future covenant breaches, if any. The Company does not currently have other committed sources of financing available to it.

On September 17, 2024, the Company announced a risk of a temporary supply disruption for EGRIFTA SV® in early 2025 caused by an unexpected voluntary shutdown of the Company’s contract manufacturer’s facility following an inspection by the FDA, as well as the FDA review timeline to resume distribution of the product. The manufacturer is finalizing its remediation measures and has confirmed to the Company that it plans to resume activities by mid-October. Based on these timelines, a batch of EGRIFTA SV® is currently scheduled to be manufactured in the week of October 21, 2024. In order to resume distribution of EGRIFTA SV®, the Company was requested by the FDA to file a Prior Approval Supplement (“PAS”) describing the changes made by its manufacturer. The Company plans to file the PAS in early November 2024. A PAS is usually reviewed by the FDA within four months of receipt.

The Company’s ability to continue generating revenues through the sale of EGRIFTA SV® and to be able to meet the Marathon Adjusted EBITDA targets for a period of at least, but not limited to, 12 months from August 31, 2024, involves significant judgement and is dependent on the resumption of the manufacture and distribution of EGRIFTA SV® by the end of the first quarter of fiscal 2025, which is dependant on the release to the market of the new batch of EGRIFTA SV®. This also involves management of expenses to remain in compliance with the conditions of the Marathon Credit Agreement. The Company would need to obtain the support of the lender (including possible waivers and amendments, if necessary) in the event of a breach of the covenants in the Marathon Credit Agreement. Should management’s plans not materialize, the Company may be in default under the Marathon Credit Agreement, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. Portions of management’s plans are outside of their control such as the timing of resumption of product distribution which requires FDA approval. Therefore, there are scenarios wherein events or conditions combine to create material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Interim Consolidated Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Interim Consolidated Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for the Interim Consolidated Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

Analysis of cash flows

Theratechnologies ended the third quarter of Fiscal 2024 with $34,690,000 in cash, and $4,169,000 in bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended August 31, 2024, cash flow from operating activities before changes in operating assets and liabilities improved to $4,060,000, compared to a cash usage of $1,270,000 in the comparable period of Fiscal 2023, or an improvement of $5,330,000.

In the third quarter of Fiscal 2024, changes in operating assets and liabilities had a positive impact on cash flow of $544,000 (2023-positive impact of $6,599,000). These changes included positive impacts from lower accounts receivable ($2,539,000) and from a decrease in prepaid expenses and deposits ($511,000), and also include a negative impact from lower accounts payable ($2,329,000) and higher inventories ($455,000).

During the third quarter of Fiscal 2024, cash flows from financing activities used $1,868,000 in cash, mostly related to the payment of the first of 36 monthly payments ($1,683,000) related to the amortization of the Marathon loan, while investing activities generated $779,000 from the sale bonds and money market funds. During the nine-month period ended August 31, 2024, investing activities also include cash used for the payment of the second milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000).

Non-IFRS and Non-U.S. GAAP Measure

The information presented in this press release includes a measure that is not determined in accordance with IFRS or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Company as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Company believes that this measure can be a useful indicator of its operational performance from one period to another. The Company uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. A quantitative reconciliation of the Adjusted EBITDA is presented in the table below:

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended August 31		Nine-month periods ended August 31

	2024	2023	2024	2023

Net income (loss)	3,091	(746)	(403)	(21,202)

Add :

Depreciation and amortization[1]	489	868	2,268	2,739

Net Finance costs[2]	2,366	674	6,674	7,557

Income tax expense	756	126	984	348

Share-based compensation	387	519	1,354	1,797

Inventory provision[3]	-	-	1,088	170

Restructuring costs	150	719	486	719

Adjusted EBITDA	7,239	2,160	12,451	(7,872)

1 Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.

2 Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

3 Inventory provision pending marketing approval of the F8 Formulation.

Conference Call Details

The call will be held on Thursday, October 10 at 8:30 a.m. ET and will be hosted by Paul Lévesque, President and Chief Executive Officer. He will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION
Conference Call Date	October 10, 2024
Conference Call Time	8:30 a.m. ET
Webcast link	https://edge.media-server.com/mmc/p/vy4y3hwc
Dial in	1-888-513-4119 (toll free) or 1-412-902-6615 (international)
Access Code	5313857
CONFERENCE CALL REPLAY
Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)
International Toll	1-412-317-0088
Replay Access Code	2159194
Replay End Date	October 17, 2024
To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and Twitter.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”,

“expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our revised 2024 fiscal year revenue and Adjusted EBITDA guidance, heightened sales from EGRIFTA SV® in the first quarter of 2025, our strategy to achieve our long-term objective of delivering sustained top-line and bottom-line growth, the supply disruption of EGRIFTA SV®, the resumption of the manufacturing of a batch of EGRIFTA SV®, the timelines associated to the filing of a PAS with the FDA, the review timelines of a PAS by the FDA, the resubmission with the FDA of the sBLA for the F8 Formulation, the publication of results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer and the conclusion of partnerships to market new products. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) we will meet our revised revenue and Adjusted EBITDA guidance; (ii) we will manage inventory to avoid or limit an EGRIFTA SV® shortage to patients in early 2025; (iii) sales of EGRIFTA SV® will ramp up in 2025; (iv) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024 and beyond; (v) our third-party manufacturer will complete its remediation measures by mid-October and all results from various tests required to resume manufacturing will allow such manufacturer to resume its activities to manufacture a batch of EGRIFTA SV® in the week of October 21, 2024; (vi) we will obtain from our manufacturer all of the necessary information to file a PAS within the timelines set forth herein; (vii) the FDA will have no comment on our PAS within the prescribed timelines and, if any, we will be able to answer those within such timelines; (viii) the batch of EGRIFTA SV® to be manufactured in October 2024 will meet specifications for market release; (ix) the resubmission with the FDA of the sBLA for the F8 Formulation will be done within the announced timelines and the FDA will approve such sBLA; (x) we will be in compliance with the terms and conditions of the Credit Agreement; (xi) we will be able to generate positive results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer; (xii) we will be able to enter into partnerships to expand our portfolio of commercial products; (xiii) no event will occur that would prevent us from executing the objectives set forth in this press release; and (xiv) we will continue as a going concern. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, (i) a shortage of EGRIFTA SV® in mid-January 2025; (ii) decline in sales of EGRIFTA SV® in 2025; (iii) a delay by our third-party manufacturer to implement and/or complete its remediation measures to resume its manufacturing activities, including the manufacture of a batch of EGRIFTA SV® in October 2024; (iv) the new batch of EGRIFTA SV® not meeting the specifications for release to the market; (v) a delay in the filing by the Company of a PAS; (vi) the receipt by the Company of a “Refuse to File” letter from the FDA following the filing of its PAS or the issuance of information requests by the FDA during the review period of the PAS leading to a delay in releasing the newly manufactured batch of EGRIFTA SV®; (vii) a delay in submitting the sBLA for the F8 Formulation and/or the non-approval by the FDA of such sBLA; (viii) the Company’s failure to meet the covenants, obligations and various undertakings contained in the Credit Agreement which could lead to interest rate increase on the loaned amounts and/or the foreclosure by the secured lender of al of the assets of the Company; (ix) our inability to find products to add to our portfolio or to enter into agreements the terms and conditions of which would be satisfactory to us; and (x) the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a lower than announced Adjusted EBITDA. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form in the form of a Form 20-F Annual Report dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800